

Mail Stop 4628

February 8, 2016

Mr. Gary R. Dalke
Interim Chief Financial Officer
Western Refining Logistics, LP
123 W. Mills Avenue, Suite 200
El Paso, TX 79901

> **Re:** **Western Refining Logistics, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
> **Filed November 5, 2015**
> **File No. 001-36114**

Dear Mr. Dalke:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources